SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2018

Woori Bank

(Translation of Registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Index

1.	Summary of 2017 Business Report

-	For the Woori Bank Audit Reports for Fiscal Year 2017, please refer to the exhibits to the Form 6-K filing furnished to the U.S. Securities and Exchange Commission on March 14, 2018.

Summary of 2017 Business Report

Except where indicated otherwise, financial information contained in this document (including the attached financial statements) has been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“Korean IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “Woori Bank,” “we,” “us” or the “Bank” are to Woori Bank and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

I.	Introduction of the Bank

1.	Overview of the Bank

a.	History

(1)	Background: Major developments.

January 30, 1899	Established Daehancheonil Bank (Changed its name to The Commercial Bank of Korea on April 24, 1950)

July 3, 1909	The first bank in Korea to build modernized head office building ‘Gwangtonggwan’

March 31, 1915	Became main transaction bank of Gyeongsung (Present: Seoul Metropolitan City)

December 16, 1932	Established Chosun Trust Company (Changed its name to Hanil Bank on January 1, 1960)

March 3, 1956	The first company to be listed in KRX

June 10, 1959	Installed vault for women

November 11, 1968	The first Korean bank to open an overseas branch (Tokyo branch)

January 4, 1999	The Commercial Bank of Korea changed its name to Hanvit Bank after merging with Hanil Bank

March 27, 2001	Became a subsidiary of Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”)

December 31, 2001	Merged with the spun off banking division of Peace Bank of Korea

January 31, 2002	Transferred the credit card business of Hanvit Bank to Woori Card

May 20, 2002	Changed its name and C.I. to Woori Bank

July 31, 2003	Merged with Woori Investment Bank

March 31, 2004	Merged with Woori Credit Card

December 1, 2006	Officially launched Woori Global Markets Asia Limited

November 12, 2007	Established a local legal entity in China, Woori Bank China Ltd.

January 9, 2008	Established a local legal entity in Russia, ZAO Woori Bank

December 16, 2008	Issued 70,000,000 convertible preferred shares (par value KRW 5,000, issue price KRW 10,000)

April 1, 2009	Issued 60,000,000 common shares for increase in capital

December 15, 2009	Awarded Asian Financial Culture Grand Prize “Top Prize in Community Activities”

November 29, 2010	Acquired ‘IT service ISO 27001 Certificate’

April 25, 2012	Awarded “2012 Top Bank of Korea” by the Asian Banker for two consecutive years

September 25, 2012	Woori Brazil Bank began business

November 7, 2012	Awarded Grand Prize for the First Awards for Protection of Financial Consumers in 2012 by the Korea Economic Daily

November 29, 2012	Awarded Presidential Award sponsored by the Financial Supervisory Commission for “Anti-Money Laundering”

April 1, 2013	Spun off its credit card business

June 27, 2013	Number 1 in Korean Standard-Service Quality Index (KS-SQI) for three consecutive years

October 4, 2013	Selected by National Pension Fund as “Top Foreign Exchange Bank”

April 24, 2014	Became the First domestic bank to issue Basel III subordinated debt in foreign currency (USD 1 billion)

May 21, 2014	Awarded “Korea’s Top Bank in Money Management” by Asian Banker in 2014

June 30, 2014	Daehancheonil Bank materials designated as the 11th in National Records Designation System

August 1, 2014	The first Korean bank to launch ‘Woori Mobile Passbook’, enables to transact without passbook

November 1, 2014	Woori Finance Holdings merged with and into the Bank

November 19, 2014	Re-listed Woori Bank in KRX

February 26, 2015	PT. Bank Woori Saudara Indonesia officially launched

March 31, 2015	Commemoration of the 100 year partnership between Woori Bank and Seoul Metropolitan Government

April 19, 2015	Awarded ‘2015 Best Cash Management Bank in South Korea’ and ‘2015 Best Sub Custodian Bank in South Korea’ by Asian Banker

May 15, 2015	Launched ‘Incheon International Airport Branch’

May 26, 2015	Launched mobile-only bank, WiBee Bank

WiBee Bank mobile loan products released

November 26, 2015	The first Korean bank to reach 200 global networks (Woori Finance Myanma)

January 13, 2016	The first Korean bank to start ‘iris scan ATM service’

January 19, 2016	Started debit card service in Bangladesh

February 3, 2016	Lanched WiBee Bank service in Indonesia, Vietnam and Brazil

May 2, 2016	The first Korean bank to open representative office in Iran

July 1, 2016	Launched mobile based ‘WiBee Members’

October 31, 2016	Acquired approval to launch subsidiary in Vietnam

November 13, 2016	The FSC announced the KDIC’s successful privatization efforts through the sales of a combined 29.7% ownership interest in Woori Bank to seven financial companies

December 8, 2016	Awarded ‘2016 Bank of the Year in Korea’ by Bankers

December 27, 2016	Reached 250th global networks

January 5, 2017	The first Korean bank to launch ‘One-touch Notice’ in foreign languages

January 12, 2017	Selected as the 2016 Best Korean Wealth Management Provider by British magazine “World Finance”

February 5, 2017	The first Korean bank to Open office in Katowice, Poland

March 22, 2017	The first Korean bank to launch Korean film investment fund ‘Woori Bank-Company K Korean film investment fund’

March 28, 2017	Launched SORi, the first voice recognition AI banking service in Korea

June 8, 2017	Awarded “Best Transaction Bank” and “Top Bank in Money Management” by Asian Banker

June 21, 2017	Launched overseas remittance service with an Indonesian telecommunications company, the first in the Korean financial sector

June 28, 2017	Received a Presidential Citation for “social enterprise fosterage” from the Ministry of Employment and Labor, the sole recipient from the Korean financial sector.

July 12, 2017	Joint declaration to create jobs by management and labor force for the first time in the Korean financial sector

September 8, 2017	Woori Bank Vietnam launched a local credit card in collaboration with Woori Card

October 16, 2017	Selected by National Pension Fund as main transaction bank

November 30, 2017	Awarded ‘2017 Asia-Pacific Bank of the Year’ by Bankers

December 22, 2017	Inaugurated the 51st President of the Bank, Tae-Seung Sohn

December 26, 2017	Exceeded 300 global networks

b.	Affiliated Companies

(1)	Overview of Business Group

1.	Name of business group: Woori Bank

(2)	Affiliated companies within the business group

As of December 31, 2017

Type	Name of Company	(Controlling Company)
Company	Woori Bank	—

First Tier Subsidiaries (18 companies)	Woori Card (equity ownership 100.0%)	Woori Bank
Woori Investment Bank (equity ownership 59.83%)
Woori FIS (equity ownership 100.0%)
Woori Private Equity Asset Management (equity ownership 100.0%)
Woori Finance Research Institute (equity ownership 100.0%)
Woori Credit Information (equity ownership 100.0%)
Woori Fund Services (equity ownership 100.0%)
Korea BTL Infrastructure Fund (equity ownership 99.87%)
Woori America Bank (equity ownership 100.0%)
PT. Bank Woori Saudara Indonesia (equity ownership 79.88%)
AO Woori Bank (equity ownership 100.0% - 1 share)
Woori Bank China Limited (equity ownership 100.0%)
Woori Bank Brasil (equity ownership 100.0% - 1 share)
Woori Finance Cambodia (equity ownership 100.0%)
Woori Finance Myanmar (equity ownership 100.0%)
Woori Wealth Bank Philippines (equity ownership 51%)
Woori Bank Vietnam (equity ownership 100.0%)
Woori Global Markets Asia Ltd. (equity ownership 100.0%)

Second Tier Subsidiaries (1 company)	TUTU Finance-WCI Myanmar (equity ownership 100.0%)	Woori Card

*	Listed Companies (3) : Woori Bank, Woori Investment Bank and PT. Bank Woori Saudara Indonesia

2.	Capital Structure (Changes in Capital)

As of December 31, 2017	(units: Won, shares)

Date	Category	Stock Decrease/Increase
		Type	Quantity	Par Value	Issue price	Note
APR.1.2013	Capital reduction with compensation	Common	153,797,130	5,000	5,000	Capital reduction due to spin off of credit card business
APR.1.2013	Capital reduction with compensation	Preferred	15,469,070	5,000	10,000	Capital reduction due to spin off of credit card business
JUN.5.2013	Exercise of conversion rights	Common	54,530,930	5,000	10,000	Reduction of preferred shares due to exercise of rights to convert convertible preferred shares
JUN.5.2013	Exercise of conversion rights	Preferred	54,530,930	5,000	10,000	Increase in common shares due to exercise of rights to convert convertible preferred shares
NOV.3.2014	—	Common	596,690,380	5,000	5,000	Capital reduction due to the merger with Woori Finance Holdings
NOV.3.2014	—	Common	676,278,371	5,000	5,000	Increase in common shares (new issuance of shares) due to the merger with Woori Finance Holdings
OCT.2.2015	—	Common	278,371	5,000	—	Retirement of shares*

*	On October 2, 2015, 278,371 shares were retired and the total number of shares issued changed to 676,00,000 shares. There was no decrease to Woori Bank’s capital as the number of outstanding shares remains the same.

[Related Disclosure : Report on Form 6-K submitted by Woori Bank on September 30, 2015, entitled “Decision to Terminate Trust Agreement for Acquisition of Treasury Shares”]

3.	Total Number of Authorized Shares

As of December 31, 2017	(unit: shares)

Items	Type
	Common Shares	Total
Total number of shares authorized	5,000,000,000	5,000,000,000

Total number of shares issued to date	676,000,000	676,000,000

Number of treasury shares	2,728,774	2,728,774
Number of outstanding shares	673,271,226	673,271,226

*	Upon consummation of the merger with Woori Finance Holdings, 596,690,380 shares of the Bank were cancelled and 676,278,371 shares were newly issued according to the merger ratio.
*	On September 30, 2015 Woori Bank terminated its trust agreement and acquired 2,913,155 treasury shares which were deposited into Woori Bank’s treasury share account. On October 2, 2015, 278,371 of such acquired shares were retired.

[Related Disclosure : Report on Form 6-K submitted by Woori Bank on September 30, 2015, entitled “Decision to Terminate Trust Agreement for Acquisition of Treasury Shares”]

4.	Voting Rights

As of December 31, 2017	(unit: shares)

Items		Number of stock	Notes
Total number of shares issued	Common Shares	676,000,000	—
	Preferred Shares	—	—
Number of shares without voting rights	Common Shares	2,728,774	Note 1)
	Preferred Shares	—	—
Number of shares for which voting rights are excluded pursuant to the articles of incorporation	Common Shares	—	—
	Preferred Shares	—	—
Number of shares for which voting rights are limited by law	Common Shares	17,454,546	Note 2)
	Preferred Shares	—	—
Number of shares for which voting rights have been restored	Common Shares	—	—
	Preferred Shares	—	—
Number of shares for which voting rights may be exercised	Common Shares	655,816,680	—
	Preferred Shares	—	—

Note 1) The shares without voting rights are treasury shares. Please see “I. Introduction of the Bank – 3. Total Number of Authorized Shares.”

Note 2) Pursuant to Article 16-2(2) of the Banking Act, a non-financial business operator is restricted from exercising voting rights in excess of 4% of the total number of outstanding voting shares of a bank.

5.	Dividend Information

Items		2017	2016	2015
Par value per share (Won)		5,000	5,000	5,000
Net profit (Millions of Won)		1,512,148	1,261,266	1,059,157
Earnings per share (Won)		1,999	1,567	1,301

Total cash dividends (Millions of Won)		403,963	269,308	336,636

Total stock dividends (Millions of Won)		—	—	—

Cash dividend payout ratio (%)		26.71	21.35	31.8
Cash dividend yield (%)	Common Shares	3.70	3.01	5.50
	Preferred Shares	—	—	—
Stock dividend yield (%)	Common Shares	—	—	—
	Preferred Shares	—	—	—
Cash dividend per share (Won)	Common Shares	600	400	500
	Preferred Shares	—	—	—
Stock dividend per share (Won)	Common Shares	—	—	—
	Preferred Shares	—	—	—

*	Based on K-IFRS consolidated financial statements
*	2015 and 2017 figures include interim dividends

II.	Business Overview

1.	Results of Operations

As of December 31, 2017	(unit: in 100 millions of Won)

Type	2017	2016	2015
Operating income	21,567	15,742	13,516
Non-operating income	1,679	1,690	3,140
Non-operating expenses	3,751	1,898	2,136
Ordinary profits	19,495	15,534	14,519
Income from continuing operations before income tax	19,495	15,534	14,519
Income tax expense from continuing operations	4,194	2,759	3,766
Income from discontinued operations	—	—	—
Net income	15,301	12,775	10,754

*	Based on K- IFRS consolidated financial statements

2.	Business Performance by Operation

a.	Deposit Services

As of December 31, 2017	(unit: in millions of Won)

	Type	2017	2016	2015
Deposits received in local currency	Demand deposits	9,349,070	9,491,680	9,728,839
	Fixed deposits	194,289,437	183,723,169	175,598,100
	Mutual funds	34,055	37,128	40,888
	Subtotal	203,672,562	193,251,977	185,367,827
	Deposits received in foreign currencies	23,682,755	21,452,943	19,129,193
	CDs	4,399,817	3,808,856	2,417,790
	Money trusts	1,401,841	1,360,176	1,304,268
	Other deposits received	1,538,110	1,146,459	922,749

	Total	234,695,084	221,020,411	209,141,826

*	Based on K- IFRS consolidated financial statements

b.	Loan Services

(a)	Balances of Loans by Type

As of December 31, 2017	(unit: in millions of Won)

Type	2017	2016	2015
Loans in local currency	200,213,230	191,309,481	185,154,851
Loans in foreign currencies	15,664,794	17,855,868	17,910,253
Guarantee payments	23,620	25,197	44,242

Total	215,901,645	209,190,547	203,109,346

*	Based on K- IFRS consolidated financial statements

(b)	Balances of Loans by Maturity

As of December 31, 2017	(unit: in millions of Won)

Type	1 year or under	Over 1 year ~ 3 years or under	Over 3 years ~ 5 years or under	Over 5 years	Total
Loans in local currency	96,148,629	34,778,329	9,134,924	58,442,741	198,504,623
Loans in foreign currencies	6,746,128	1,937,429	731,676	645,162	10,060,395

*	Based on K- IFRS separate financial statements

c.	Trust Business

As of December 31, 2017	(unit: in millions of Won)

Type	2017		2016		2015
	Trust Funds	Trust Fees	Trust Funds	Trust Fees	Trust Funds	Trust Fees
Money trust	30,131,764	139,025	26,019,180	73,814	23,980,475	49,973
Property trust	12,942,930	4,507	12,714,338	4,803	9,354,003	1,323

Total	43,074,694	143,532	38,733,518	78,617	33,334,478	51,296

*	Trust funds indicate average balances.

3.	Funding Sources and Use of Funds

a.	Source of Funds

[Bank Accounts]

(Unit: in millions of Won, %)

	Funding Source	2017			2016			2015
Classification		Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion
Local Currency funds	Deposits received in local currency	187,332,008	1.26	66.02	183,440,285	1.38	65.35	169,919,620	1.70	64.76
	Certificates of deposit	4,500,100	1.66	1.59	3,466,223	1.70	1.23	1,879,832	1.92	0.72
	Borrowings in local currency	6,213,903	1.32	2.19	6,709,080	1.45	2.39	6,689,135	1.77	2.55
	Call money in local currency	1,254,623	1.23	0.44	1,159,188	1.32	0.41	1,370,253	1.62	0.52
	Others	20,168,307	2.29	7.11	18,532,241	2.60	6.60	18,944,493	2.95	7.22

	Subtotal	219,468,941	1.37	77.34	213,307,017	1.50	75.98	198,803,334	1.82	75.77

Foreign Currency funds	Deposits received in foreign currencies	14,338,927	0.51	5.05	14,838,684	0.47	5.29	11,568,322	0.44	4.41
	Borrowings in foreign currencies	7,267,096	1.38	2.56	8,595,575	0.86	3.06	9,245,073	0.53	3.52
	Call money in foreign currencies	980,001	1.14	0.35	1,401,294	0.70	0.50	1,199,484	0.53	0.46
	Debentures in foreign currencies	3,649,805	3.11	1.29	3,950,614	2.54	1.41	4,851,289	2.72	1.85
	Others	574,786	0.14	0.20	531,877	0.29	0.19	650,409	0.66	0.25

	Subtotal	26,810,615	1.12	9.45	29,318,044	0.87	10.44	27,514,577	0.88	10.49

Others	Total capital	20,134,843	—	7.10	19,617,484	—	6.99	18,501,137	—	7.05
	Provisions	351,750	—	0.12	412,553	—	0.15	640,666	—	0.24
	Others	16,993,430	—	5.99	18,070,427	—	6.44	16,907,843	—	6.44

	Subtotal	37,480,023	—	13.21	38,100,463	—	13.57	36,049,647	—	13.74

Total		283,759,580	1.16	100	280,725,524	1.23	100.00	262,367,557	1.47	100.00

*	Based on K-IFRS separate financial statements

[Trust Accounts]

(Unit: in millions of Won, %)

Type	Funding Source	2017			2016			2015
		Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share
Cost	Money trusts	30,131,764	1.70	69.76	26,019,180	1.52	66.98	23,980,475	1.88	71.71
	Borrowings	—	—	—	—	—	—	—	—	—

	Subtotal	30,131,764	1.70	69.76	26,019,180	1.52	66.98	23,980,475	1.88	71.71

Non-cost	Property trusts	12,942,930	—	29.97	12,714,338		32.73	9,354,003		27.97
	Special reserves	39,082	—	0.09	38,160		0.10	37,989		0.11
	Other	76,821	—	0.18	72,810		0.19	70,265		0.21

	Subtotal	13,058,833	—	30.24	12,825,308		33.02	9,462,257		28.29

Total		43,190,597	—	100.00	38,844,488		100.00	33,442,732		100.00

b.	Fund Management Performance

[Bank Accounts]

(Unit: in millions of Won, %)

Type	Managed Item	2017			2016			2015
		Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share
Funds in local currency	Deposits in local currency	3,424,567	1.28	1.21	3,171,599	1.34	1.13	2,580,842	1.72	0.98
	Marketable securities in local currency	35,186,537	1.95	12.40	33,880,119	2.58	12.07	32,994,958	2.79	12.58
	Loans in local currency	194,161,817	3.05	68.42	189,079,324	3.10	67.35	176,631,188	3.42	67.32
	Guarantee payments	26,639	3.14	0.01	51,254	0.89	0.02	64,533	1.89	0.02
	Call loans in local currency	2,275,748	1.33	0.80	3,581,382	1.41	1.28	2,083,053	1.64	0.79
	Private placed ponds	185,092	5.94	0.07	247,292	5.19	0.09	280,702	5.98	0.11
	Credit card receivables	28	—	0.00	24	—	0.00	—	—	0.00
	Other	4,235,478	1.99	1.49	4,580,215	2.04	1.63	4,313,781	2.61	1.64
	Bad debt expense in local currency (-)	(1,284,188)	—	(0.45)	(1,925,177)	—	(0.69)	(2,482,955)	—	(0.95)

	Subtotal	238,211,718	2.85	83.95	232,666,033	2.98	82.88	216,466,103	3.31	82.50

Funds in foreign currencies	Deposits in foreign currencies	3,791,184	0.67	1.34	3,761,286	0.43	1.34	2,872,735	0.28	1.09
	Marketable securities in foreign currencies	2,735,707	1.07	0.96	1,752,884	1.13	0.62	1,375,146	1.51	0.52
	Loans in foreign currencies	10,790,442	2.51	3.80	13,371,873	1.95	4.76	14,206,736	1.65	5.41
	Call loans in foreign currencies	2,506,588	1.33	0.88	2,940,858	0.85	1.05	2,040,819	0.59	0.78
	Bills bought	7,417,500	1.88	2.61	7,110,164	1.53	2.53	6,899,811	1.38	2.63
	Other	48,472	2.50	0.02	13,829	9.72	0.00	17,047	6.96	0.01
	Bad debt expense in foreign currencies (-)	(332,301)	—	(0.12)	(312,211)	—	(0.11)	(191,224)	—	(0.07)

	Subtotal	26,957,590	1.85	9.50	28,638,685	1.51	10.20	27,221,069	1.37	10.38

Other	Cash	1,201,343	—	0.42	1,169,566	—	0.42	1,116,715	—	0.43
	Property and equipment for business purposes	2,352,466	—	0.83	2,325,893	—	0.83	2,328,130	—	0.89
	Other	15,036,463	—	5.30	15,925,347	—	5.67	15,235,540	—	5.81

	Subtotal	18,590,272	—	6.55	19,420,807	—	6.92	18,680,385	—	7.12

Total		283,759,580	2.57	100.00	280,725,524	2.62	100.00	262,367,557	2.87	100.00

*	Based on K-IFRS separate financial statements

[Trust Accounts]

(Unit: in millions of Won, %)

Type	Managed Item	2017			2016			2015
		Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share
Profit	Loans	27,539	3.62	0.06	23,088	4.21	0.06	19,482	4.05	0.06
	Securities	8,038,329	3.25	18.61	4,701,052	1.93	12.10	3,470,064	(0.57)	10.38
	Other	22,962,574	1.47	53.17	22,237,766	1.63	57.25	21,231,787	2.00	63.49
	Reserves for bond ratings(-)	(45)	0.00	0.00	(36)	0.00	0.00	(68)	0.00	0.00
	Present value discount(-)	(72)	0.00	0.00	(215)	0.00	0.00	(414)	0.00	0.00

	Subtotal	31,028,325	1.93	71.84	26,961,655	1.68	69.41	24,720,851	1.64	73.92

Non-profit	Subtotal	12,162,272	—	28.16	11,882,833		30.59	8,721,881	—	26.08

Total		43,190,597	—	100.00	38,844,488	—	100.00	33,442,732	—	100.00

4.	Other Information Necessary for Making Investment Decisions

a.	Selected Ratios

BIS Capital Adequacy Ratios

(unit: in 100 millions of Won, % )

Type	2017	2016	2015
Equity capital (A)	226,032	229,005	210,514
Risk weighted assets (B)	1,467,622	1,497,281	1,540,709
Capital adequacy ratio (A/B)	15.40	15.29	13.66

*	BIS (Bank for International Settlements) Capital Adequacy Ratios : Equity capital / Risk weighted assets * 100
*	Based on K-IFRS consolidated financial statements and Basel III standards

Liquidity Ratios

(unit: %)

Type	2017	2016	2015
Liquidity coverage ratio (**)	101.23	109.61	106.67
Foreign currency liquidity coverage ratio(***)	103.77	—	—
Ratio of business purpose premises and equipment	13.49	13.49	14.37

*	Based on K-IFRS financial statements
**	2017: Based on average balance of December
2016 & 2015 : Based on ending balance of December
***	Newly introduced in 2017 (Current requirement is to be over 60% in 2017, target ratio increases every year by 10%, for the requirement to be over 80% in 2019)
2017: Based on average balance of December

b.	Asset Quality

(unit: in 100 millions of Won)

Type		2017	2016	2015
Total loans	Total	2,221,185	2,166,122	2,108,424

	Corporate	1,155,213	1,140,252	1,185,857

	Household	1,065,972	1,025,870	922,567

Sub-standard and below loans Sub-standard and below loan ratio	Total	18,396	21,121	31,009

		0.83%	0.98%	1.47%

	Corporate	15,826	18,237	27,701
		1.37%	1.60%	2.34%
	Household	2,570	2,884	3,308
		0.24%	0.28%	0.36%
Delinquency ratio	Based on total loans (after seasonal adjustment)	0.34%	0.46%	0.82%
		(0.38%)	(0.52%)	(0.93%)
	Based on corporate loans (after seasonal adjustment)	0.45%	0.61%	1.39%
		(0.49%)	(0.66%)	(1.57%)
	Based on household loans (after seasonal adjustment)	0.28%	0.31%	0.39%
		(0.31%)	(0.33%)	(0.43%)

*	Based on K-IFRS separate financial statements

c.	Recent Developments

On November 1, 2014, the Bank merged with its holding company, Woori Finance Holdings, according to the resolution of the board of directors on July 28, 2014, to maximize the possibility of a successful privatization. New shares of the Bank, the surviving entity, were allotted and delivered to the shareholders of Woori Finance Holdings based on a 1:1.00000000 ratio.

Upon the consummation of the merger, 596,690,380 shares of the Bank were cancelled and 676,278,371 new shares were issued.

The major terms of the Merger are as follows:

Item	Details
Method of Merger	Merger of parent company with and into wholly-owned subsidiary
Merging entities	Woori Bank (surviving entity)
Woori Finance Holdings (non-surviving entity)
New shares issued in Merger	676,278,371 common shares
Schedule of the Merger	Date of the Merger	November 1, 2014
	Date of registration of Merger	November 3, 2014
	Delivery of share certificates	November 18, 2014
	Date of new listing of shares	November 19, 2014

III.	Financial Information

1.	Condensed Financial Statements (Consolidated)

Summary Consolidated Statement of Financial Position

(The Bank and its Consolidated Subsidiaries)	(unit: in millions of Won)

Classification	2017	2016	2015
ASSETS
Cash and cash equivalents	6,908,286	7,591,324	6,644,055
Financial assets at fair value through profit or loss	5,843,077	5,650,724	5,132,657
Available-for-sale financial assets	15,352,950	20,817,583	17,170,592
Held-to-maturity financial assets	16,749,296	13,910,251	13,621,640
Loans and receivables	267,106,204	258,392,633	244,842,062
Investments in joint ventures and associates	417,051	439,012	643,861
Investment properties	371,301	358,497	351,496
Premises and equipment	2,477,545	2,458,025	2,471,206
Intangible assets and goodwill	518,599	483,739	419,806
Assets held for sale	48,624	2,342	17,904
Current tax assets	4,722	6,229	6,782
Deferred tax assets	280,130	232,007	210,597
Derivative assets	59,272	140,577	183,128
Net defined benefit assets	—	70,938	—
Other assets	158,404	128,846	143,286

Total assets	316,295,461	310,682,727	291,859,072

LIABILITIES
Financial liabilities at fair value through profit or loss	3,427,909	3,803,358	3,460,561
Deposits due to customers	234,695,084	221,020,411	209,141,826
Borrowings	14,784,706	18,769,515	20,033,917
Debentures	27,869,651	23,565,449	21,898,859
Provisions	410,470	428,477	516,601
Net defined benefit liability	43,264	64,666	99,691
Current tax liabilities	232,600	171,192	108,943
Deferred tax liabilities	22,681	22,023	19,379
Derivative liabilities	67,754	7,221	—
Other financial liabilities	13,892,461	21,985,086	16,964,206
Other liabilities	283,981	299,376	305,174

Total liabilities	295,730,561	290,136,774	272,549,157

EQUITY
Owners’ equity	20,365,892	20,386,160	19,188,472
Capital stock	3,381,392	3,381,392	3,381,392
Hybrid securities	3,017,888	3,574,896	3,334,002
Capital surplus	285,880	286,331	294,259
Other equity	(1,939,274)	(1,468,025)	(1,547,303)
Retained earnings	15,620,006	14,611,566	13,726,122
Non-controlling interests	199,008	159,793	121,443

Total equity	20,564,900	20,545,953	19,309,915

Total liabilities and equity	316,295,461	310,682,727	291,859,072

Number of Consolidated Subsidiaries	53	74	71

Summary Consolidated Statement of Comprehensive Income

(The Bank and its Consolidated Subsidiaries)	(unit: in millions of Won, except per share amounts)

Classification	2017	2016	2015
OPERATING INCOME:	2,156,742	1,574,206	1,351,586
Net interest income	5,220,650	5,019,544	4,761,900
Net fees and commissions income	1,070,466	937,131	976,796
Dividend income	124,992	184,510	102,923
Gain on financial instruments at fair value through profit or loss	(104,827)	114,387	240,342
Gain on available-for-sale financial assets	192,708	(1,035)	(3,281)
Impairment losses due to credit loss	(785,133)	(834,076)	(966,646)
General and administrative expenses	(3,530,801)	(3,478,476)	(3,150,387)
Other net operating income (expenses)	(31,313)	(367,779)	(610,061)
Non-operating income	(207,236)	(20,817)	100,360
Net income before income tax expense from continuing operations	1,949,506	1,553,389	1,451,946
Income tax expense from continuing operations	419,418	275,856	376,554
Net income	1,530,088	1,277,533	1,075,392
Net income attributable to owners	1,512,148	1,261,266	1,059,157
Net income attributable to the non-controlling interests	17,940	16,267	16,235
Other comprehensive income (loss), net of tax	(276,796)	77,894	31,162
Items that will not be reclassified to profit or loss	10,497	34,162	(78,267)
Items that may be reclassified to profit or loss	(287,293)	43,732	109,429

Total comprehensive income	1,253,292	1,355,427	1,106,554

Comprehensive income attributable to the owners	1,249,057	1,332,614	1,094,870
Comprehensive income attributable to non-controlling interests	4,235	22,813	11,684
NET INCOME PER SHARE:	—
Basic earnings per common share	1,999	1,567	1,301
Diluted earnings per common share	1,999	1,567	1,301

2.	Condensed Financial Statements (Separate)

Summary Statement of Financial Position

(The Bank)	(unit: in millions of Won)

Classification	2017	2016	2015
ASSETS
Cash and cash equivalents	5,328,960	6,104,029	5,440,326
Financial assets at fair value through profit or loss	4,133,724	4,076,872	3,569,625
Available-for-sale financial assets	14,186,704	18,105,862	15,869,654
Held-to-maturity financial assets	16,638,727	13,792,266	13,527,452
Loans and receivables	248,810,624	241,508,048	231,083,160
Investments in subsidiaries and associates	4,148,795	3,779,169	3,730,247
Investment properties	350,235	348,393	344,892
Premises and equipment	2,374,590	2,342,280	2,341,506
Intangible assets	303,325	242,230	187,520
Assets held for sale	46,183	2,342	17,904
Current tax assets	—	—	—
Deferred tax assets	238,543	162,211	172,368
Derivative assets	59,272	140,577	183,128
Net defined benefit assets	—	70,938	—
Other assets	117,889	96,926	109,126

Total assets	296,737,571	290,772,143	276,576,908

LIABILITIES
Financial liabilities at fair value through profit or loss	3,416,978	3,793,479	3,448,180
Deposits due to customers	224,384,156	211,382,380	201,353,128
Borrowings	13,662,984	16,060,821	18,760,947
Debentures	21,707,466	18,166,057	17,259,749
Provisions	368,027	380,473	467,887
Net defined benefit liability	14,284	—	45,678
Current tax liabilities	212,376	148,672	77,190
Deferred tax liabilities	—	—	—
Derivative liabilities	12,103	7,221	—
Other financial liabilities	13,029,421	20,827,284	16,111,469
Other liabilities	135,686	153,238	163,362

Total liabilities	276,943,481	270,919,625	257,687,590

EQUITY
Capital stock	3,381,392	3,381,392	3,381,392
Hybrid securities	3,017,888	3,574,896	3,334,002
Capital surplus	269,533	269,533	269,533
Other equity	(135,282)	138,542	106,016
Retained earnings	13,260,559	12,488,155	11,798,375

Total equity	19,794,090	19,852,518	18,889,318

Total liabilities and equity	296,737,571	290,772,143	276,576,908

Summary Statement of Comprehensive Income

(The Bank)	(unit: in millions of Won, except per share amounts)

Classification	2017	2016	2015
OPERATING INCOME:	1,790,558	1,270,501	1,090,372
Net interest income	4,390,603	4,222,447	4,052,479
Net fees and commissions income	931,021	842,883	856,343
Dividend income	125,599	220,015	169,009
Gain on financial instruments at fair value through profit or loss	(96,983)	97,225	220,282
Gain on available-for-sale financial assets	135,003	35,525	(7,960)
Impairment losses due to credit loss	(553,204)	(640,443)	(766,169)
General and administrative expenses	(3,128,725)	(3,115,371)	(2,846,490)
Other net non operating income (expenses)	(12,756)	(391,780)	(587,122)
Non-operating income	(170,336)	40,144	144,635
Net income before income tax expense	1,620,222	1,310,645	1,235,007
Income tax expense	344,110	245,043	300,418
Net income	1,276,112	1,065,602	934,589
Other comprehensive income (loss), net of tax	(65,666)	32,526	(8,583)
Items that will not be reclassified to profit or loss	16,566	33,191	(73,591)
Items that may be reclassified to profit or loss	(82,232)	(665)	65,008

Total comprehensive income	1,210,446	1,098,128	926,006

NET INCOME PER SHARE:
Basic earnings per common share	1,648	1,277	1,116
Diluted earnings per common share	1,648	1,277	1,116

IV.	Independent Auditor’s Opinion

1.	Independent Auditor’s Opinion

	2017	2016	2015
Auditor	Deloitte Anjin LLC	Deloitte Anjin LLC	Deloitte Anjin LLC
Auditor’s Opinion	Unqualified Opinion	Unqualified Opinion	Unqualified Opinion

2.	Compensation to the Independent Auditor for the Past Three Years

a.	Audit Services

Term	Auditor	Description	Fee	Total Time
2017	Deloitte Anjin LLC	Closing audit	KRW 1,786 million	15,883 hours
		Interim audit (including internal accounting management system)		5,827 hours
		3Q review		4,880 hours
		1H review		4,061 hours
		1Q review		4,020 hours
2016	Deloitte Anjin LLC	Closing audit	KRW 1,561 million	7,515 hours
		Interim audit (including internal accounting management system)		4,210 hours
		3Q review		4,991 hours
		1H review		3,526 hours
		1Q review		3,920 hours
2015	Deloitte Anjin LLC	Closing audit	KRW 1,516 million	7,659 hours
		Interim audit (including internal accounting management system)		4,350 hours
		3Q review		3,785 hours
		1H review		3,836 hours
		1Q review		3,778 hours

b.	Non-Audit Services

Term	Date of Execution of Agreement	Description of Service	Service Term	Fees
2017	Mar.15.2017	Tax adjustment	Each quarter and end of term	KRW 120 million
	Mar.15.2017	PCAOB and SOX Auditing	May.1.2017 ~ Apr.30.2018	KRW 1,288 million
2016	Mar.28.2016	Tax adjustment	Each quarter and end of term	KRW 115 million
	Mar.28.2016	PCAOB and SOX Auditing	May.1.2016 ~ Apr.30.2017	KRW 1,127 million
	Mar.23.2016	Issuance of GMTN-related comfort letter	May. 2016	USD 100,000
2015	May.14.2015	Review of Japanese F/S related to Samurai bonds	May. and Sep.2015	KRW 74 million
	May.14.2015	Issuance of GMTN-related comfort letter	May. 2015	USD 110,000
	Apr.03.2015	Tax adjustment	Each quarter and end of term	KRW 110 million
	Apr.03.2015	PCAOB and SOX Auditing	May.1.2015~ Apr.30.2016	KRW 1,094 million
	Jan.05.2015	Issuance of GMTN-related comfort letter	Jan. 2015	USD 60,000

V.	Corporate Governance and Affiliated Companies

1.	About the Board of Directors

a.	Composition of the Board of Directors

The board of directors consists of standing directors, outside directors and non-standing directors.

b.	Committees under the Board of Directors

We currently have the following management committees serving under the board of directors:

(a)	Board of Directors Management Committee

(b)	Risk Management Committee

(c)	Compensation Committee

(d)	Audit Committee

(e)	Committee for Recommending Officer Candidates

Name of Committee	Composition	Names of Members
Audit Committee	Two outside directors, One standing auditor	Sang-Hoon Shin (outside director) Dong-Woo Chang (outside director) Jung-Sik Oh (standing director)

Board of directors management committee	One standing director, Five outside directors One non-standing director

Tae-Seung Sohn (standing director)

Sung-Tae Ro (outside director)

Sang-Hoon Shin (outside director)

Sang-Yong Park (outside director)

Zhiping Tian (outside director)

Dong-Woo Chang (outside director)

Kwang-Woo Choi (non-standing director)

Risk management committee	Three outside directors One non-standing director	Sung-Tae Ro (outside director) Sang-Yong Park (outside director) Zhiping Tian (outside director) Kwang-Woo Choi (non-standing director)

Compensation committee	Five outside directors One non-standing director

Sung-Tae Ro (outside director)

Sang-Hoon Shin (outside director)

Sang-Yong Park (outside director)

Zhiping Tian (outside director)

Dong-Woo Chang (outside director)

Kwang-Woo Choi (non-standing director)

Committee for recommending officer candidates	One standing director, Five outside directors	Tae-Seung Sohn (standing director) Sung-Tae Ro (outside director) Sang-Hoon Shin (outside director) Sang-Yong Park (outside director) Zhiping Tian (outside director) Dong-Woo Chang (outside director)

*	The chairman of the board of directors and the chairmen and members of the committees were appointed at the first extraordinary board of directors’ meeting held on January 4, 2017.

2.	Affiliated Companies (As of December 31, 2017)

VI.	Shareholder Information

1.	Share Distribution

a.	Share Information of the Largest Shareholder and Specially Related Parties

As of December 31, 2017			(units: shares, %)
Name	Relation	Type	Shares Held				Notes
			Beginning balance		Ending balance
			Stock	Share	Stock	Share
Korea Deposit Insurance Corporation (KDIC)	Largest Shareholder	Common	157,977,161	23.37	124,604,797	18.43	Note 1)

Total		Common	157,977,161	23.37	124,604,797	18.43

		Others	—	—	—	—

Note 1) Refer to ‘b. Changes in the largest shareholder’ for changes in the number and percentage of shares held by the KDIC

b.	Changes in the largest shareholder

As of December 31, 2017	(units: shares, %)

Change of Date	Largest Shareholder	Stock Held	Share	Notes
January 1, 2014	Woori Finance Holdings	596,690,380	100.00
November 1, 2014	Korea Deposit Insurance Corporation	385,285,578	56.79*	Merger date of Woori Finance Holdings and Woori Bank
December 8, 2014	Korea Deposit Insurance Corporation	345,142,556	51.04	Sale of stake
October 2, 2015	Korea Deposit Insurance Corporation	345,142,556	51.06	Change in the share ownership ratio due to the retirement of shares
December 1, 2016	Korea Deposit Insurance Corporation	239,097,161	35.37	Sale of stake (Tongyang Life Insurance, Eugene Asset Management, Mirae Asset Global Investments, Korea Investment & Securities)
December 8, 2016	Korea Deposit Insurance Corporation	185,017,161	27.37	Sale of stake (Kiwoom Securities, Hanwha Life Insurance)
December 14, 2016	Korea Deposit Insurance Corporation	157,977,161	23.37	Sale of stake ( IMM PE)
January 31, 2017	Korea Deposit Insurance Corporation	144,457,161	21.37	Sale of stake (IMM PE)
May 11, 2017	Korea Deposit Insurance Corporation	143,857,161	21.28	Exercise of Shinhan Investment Corp.’s call option (0.09%)
June 16, 2017	Korea Deposit Insurance Corporation	132,897,007	19.66	Exercise of call option of Employee Stock Ownership Association of Woori Bank (1.62%)
June 22, 2017	Korea Deposit Insurance Corporation	131,697,007	19.48	Exercise of NH Investment & Securities’ call option (0.18%)
June 27, 2017	Korea Deposit Insurance Corporation	130,697,007	19.33	Exercise of NH Investment & Securities’ call option (0.15%)
June 28, 2017	Korea Deposit Insurance Corporation	128,185,796	18.96	Exercise of NH Investment & Securities’ call option ( 0.37%)
July 3, 2017	Korea Deposit Insurance Corporation	126,935,796	18.78	Exercise of Hyosung Capital’s call option (0.18%)
September 28, 2017	Korea Deposit Insurance Corporation	125,205,147	18.52	Exercise of call option of Employee Stock Ownership Association of Woori Bank (0.26%)
December 7, 2017	Korea Deposit Insurance Corporation	124,604,797	18.43	Exercise of call option of Employee Stock Ownership Association of Woori Bank (0.09%)

*	Upon the consummation of the merger of Woori Finance Holdings with and into Woori Bank on November 1, 2014, 596,690,380 shares of the Bank were cancelled and 676,278,371 new shares were issued.

c.	Share Ownership of More Than 5%

As of December 31, 2017	(units: shares, %)

	Name	Shares		Notes
		No. of shares	Percentage of shareholding
Share ownership of more than 5%	Korea Deposit Insurance Corporation	124,604,797	18.43	—
	National Pension Service	62,809,267	9.29	—
	Nobis1, Inc. (IMM PE)	40,560,000	6.00	—
Employee Stock Ownership Association		36,264,908	5.36	—

d.	Minority Shareholders

As of December 31, 2017

Items	Number of shareholders	Ratio(%)	Number of shares	Ratio(%)
Minority Shareholders	44,729	99.96	278,666,727	41.21

2.	Stock Price and Stock Market Performance

a.	Domestic Stock Market

(units: Won, shares)

Period		July 2017	August 2017	September 2017	October 2017	November 2017	December 2017
Common Stock	High	19,950	19,200	18,550	18,100	16,700	16,300
	Low	18,350	18,200	17,050	16,400	15,500	15,400
	Average	18,788	18,655	17,648	17,406	16,016	15,955
Monthly Trade Volume	High	3,304,943	6,655,577	2,954,925	2,935,518	2,855,053	3,272,458
	Low	896,910	629,366	907,532	838,703	727,854	788,707
	Monthly Total	36,423,732	36,919,458	31,593,313	25,597,320	36,186,699	24,046,612

*	Source: KRX KOSPI Market
*	Share prices are based on closing prices.

b.	Foreign Stock Market (NYSE)

(units: US Dollars, ADRs)

Period		July 2017	August 2017	September 2017	October 2017	November 2017	December 2017
ADR	High	53.50	51.85	49.53	47.76	45.32	45.72
	Low	48.25	47.80	44.49	43.90	41.20	42.88
	Average	50.15	49.72	46.31	46.32	43.34	44.58
Won Conversion	High	59,711	58,170	55,760	54,718	49,054	49,405
	Low	55,453	54,238	50,340	49,387	46,172	46,884
	Average	56,892	56,225	52,405	52,416	47,896	48,399
Monthly Trade Volume	High	65,900	40,800	38,500	56,800	52,300	83,400
	Low	2,600	3,100	5,600	4,500	1,300	5,100
	Monthly Total	293,200	314,500	305,600	309,500	276,600	445,100

*	Source: standard trading rate (daily and monthly average) (Seoul Money Brokerage, www.smbs.biz)
*	One ADR represents three common shares.
*	Share prices are based on closing prices.

VII.	Directors and Employee Information

1.	Directors and Executives

As of December 31, 2017

Position		Name	Common Stock Owned	Term Commencement Date	Expiration of Term
President and CEO	Registered	Tae-Seung Sohn	10,296	December 22, 2017 ~	December 21, 2020
Standing Member of Audit Committee	Registered	Jung-Sik Oh	3,780	March 24, 2017 ~	Note 1)
Outside Director	Registered	Sung-Tae Ro	5,000	December 30, 2016 ~	December 30, 2018
Outside Director	Registered	Sang-Hoon Shin	15,000	December 30, 2016 ~	December 30, 2018
Outside Director	Registered	Sang-Yong Park	1,000	December 30, 2016 ~	December 30, 2018
Outside Director	Registered	Zhiping Tian	—	December 30, 2016 ~	December 30, 2018
Outside Director	Registered	Dong-Woo Chang	—	December 30, 2016 ~	December 30, 2018
Non-standing Director	Registered	Kwang-Woo Choi	—	March 25, 2016 ~	March 23, 2018 Note 2)
Executive Vice President	Non-Registered	An-Ho Jang	—	December 22, 2017 ~	December 8, 2018
Executive Vice President	Non-Registered	Woon-Haeng Cho	—	December 22, 2017 ~	December 8, 2018
Executive Vice President	Non-Registered	Seong-Il Park	—	February 3, 2017 ~	December 3, 2019
Executive Vice President	Non-Registered	Sun-Kyu Kim	—	February 3, 2017 ~	December 8, 2018
Executive Vice President	Non-Registered	Yeong-Bae Kim	—	December 22, 2017 ~	December 8, 2018
Executive Vice President	Non-Registered	Jeong-Jin Heo	—	December 22, 2017 ~	December 8, 2018
Executive Vice President	Non-Registered	Dong-Yeon Lee	8,000	December 22, 2017 ~	December 8, 2018
Executive Vice President	Non-Registered	Hyun-Poong Hong	—	December 22, 2017 ~	December 8, 2018
Executive Vice President	Non-Registered	Chai-Pong Cheong	—	December 22, 2017 ~	December 8, 2018
Executive Vice President	Non-Registered	Chang-Jae Lee	—	December 22, 2017 ~	December 8, 2018
Executive Vice President	Non-Registered	Jeong-Ki Kim	—	December 22, 2017 ~	December 8, 2018
Managing Director	Non-Registered	Tae-Joong Ha	—	February 3, 2017 ~	December 8, 2018
Managing Director	Non-Registered	Jong-In Lee	—	February 3, 2017 ~	December 3, 2019
Managing Director	Non-Registered	Won-Duk Lee	—	February 3, 2017 ~	December 8, 2018
Managing Director	Non-Registered	Hong-Sik Choi	—	December 22, 2017 ~	December 8, 2019
Managing Director	Non-Registered	Su-Hyeong Cho	—	December 22, 2017 ~	December 8, 2019
Managing Director	Non-Registered	Hwa-Jae Park	—	December 22, 2017 ~	December 8, 2019
Managing Director	Non-Registered	Myung-Hyuk Shin	1,000	December 22, 2017 ~	December 8, 2019
Managing Director	Non-Registered	Dong-Su Choi	—	December 22, 2017 ~	December 8, 2019
Managing Director	Non-Registered	Jong-Suk Jeong	5	December 22, 2017 ~	December 8, 2019
Managing Director	Non-Registered	Kyong-Hoon Park	—	December 22, 2017 ~	December 8, 2019
Managing Director	Non-Registered	Jong-Deuk Kim	—	December 22, 2017 ~	December 8, 2019
Managing Director	Non-Registered	Dae-Jin Lee	101	February 3, 2017 ~	December 8, 2018

Note 1) Date of the 2019 annual general meeting of shareholders

Note 2) Date of the 2018 annual general meeting of shareholders

Non-standing director Kwang-Woo Choi retired and Chang-Sik Bae was newly appointed as a non-standing director at 2018 anuual general meeting of shareholders

Note 3) President Tae-Seung Sohn acquired 5,000 shares on March 9, 2018and 5,000 shares on March 27, 2018.

Standing member of the Audit Committee Jung –Sik Oh acquired 1,732 shares on March 12, 2018 and 698 shares on March 30, 2018.

Outside director Sung-Tae Ro acquired 5,000 shares on March 27, 2018.

Outside director Sang-Yong Park acquired 1,000 shares on March 27, 2018.

Outside director Sang-Hoon Shin acquired 5,000 shares on March 27, 2018.

Note 4) Common stock owned by executives exclude stocks owned through the Employee Stock Ownership Association

Note 5) Term Commencement Date: The date of inauguration for registered directors, the date of appointment for non-registered directors

2.	Employee Status

As of December 31, 2017	(units: persons, millions of Won)

	Number of Employees					Average Tenure Years	Total Compensation	Average Compensation Per Person	Note
	Regular		Contract		Total
	Total	(Short time worker)	Total	(Short time worker)
Total	13,845	208	613	107	14,458	16.3	1,251,807	87

*	Average years of continuous service excludes contract employees and locally hired employees overseas.
*	Excludes management salaries (sales center head or higher) and overseas salaries.

3.	Directors’ Compensation

As of December 31, 2017

	(units: persons, millions of Won)

Items	Number of Persons	Total Compensation	Average Compensation Per Director	Note
Registered Directors (excludes outside directors and audit committee members)	3	936	468
Outside Directors (excludes audit committee members)	3	203	68

Audit Committee Members	4	583	146

*	Number of persons : includes the outside directors and audit committee members that resigned in 2017
(As of December 31, 2017, there is two registered directors, three outside directors and three Audit Committee members)
*	Total compensation : cumulative amount paid from January to December of 2017
*	Average compensation per person : Total compensation / Total number of persons (excludes the President and CEO appointed on December 22. 2017)
*	Registered Directors include one non-standing director (There is no compensation paid to the non-standing director from the KDIC)

VIII.	Related Party Transactions

Extensions of Credit to Major Shareholders, Etc.

As of December 31, 2017

	(unit: millions of Won)

Name	Item	Current Balance	Origination Date	Maturity Date
Korea Deposit Insurance Corporation	Loans	250,000	August 29, 2016	August 28, 2018
	Loans	500,000	August 29, 2016	August 28, 2018
	Bonds	29,999	January 22, 2013, etc.	January 22, 2018, etc.
Woori Investment Bank	Loans	25,000	March 10, 2016	March 2, 2018
	CMA	100,000	July 1, 2017	June 30, 2018
Woori Card	Loans	250,000	April 1, 2013	March 2, 2018
Woori P&S	Loans	12,289	May 25, 2016	May 25, 2026
	Loans	600	November 28, 2017	November 28, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Bank
(Registrant)

Date: April 2, 2018	By:	/s/ Won Duk Lee
(Signature)

Name: Won Duk Lee
Title: Managing Director